SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)*

SunLink Health Systems, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

867370102

(CUSIP Number)

Steven J. Baileys 30691 Hunt Club Drive San Juan Capistrano, California 92675 (949) 425-4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following page(s))

CUSIP No. 867370102	13D	Page 2

1.	NAME OF REPORTING PERSON SS OR IRS IDENTIFICATION NO OF ABOVE PERSON Steven J. Baileys
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,247,884
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,247,884
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,247,884
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.16%
14.	TYPE OF REPORTING PERSON* IN

CUSIP No. 867370102	13D	Page 3

1.	NAME OF REPORTING PERSON SS OR IRS IDENTIFICATION NO OF ABOVE PERSON Beilihis Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 565,682
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 565,682
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 565,682
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.98%
14.	TYPE OF REPORTING PERSON* OO (Trust)

Item 1.	Security and Issuer.

This filing relates to the beneficial ownership of shares of the no par value common stock (the “Common Stock”) of SunLink Health Systems, Inc., an Ohio corporation (the “Issuer”) whose principal executive offices are located at 900 Circle 75 Parkway, Suite 1120, Atlanta, Georgia 30339; the Company’s telephone number at that location is (770) 933-7000. This Amendment No.10 to Schedule 13D (the “Amendment”) is being filed to update the beneficial ownership information and the information contained Item 5 of the original Schedule 13D filed by the undersigned on May 21, 1996 with the Securities and Exchange Commission, as last amended by Amendment No. 9 filed December 4, 2003 (collectively, with all amendments, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

The number of issued and outstanding shares of Common Stock as of September 30, 2011, as reported to us by the Company, is 9,456,869.

Item 2.	Identity and Background.

This Amendment No.10 to the Schedule 13D is filed, due to recent transactions, by (i) Steven J. Baileys, with respect to shares of Common Stock held or beneficially owned by him and as Managing Member of Beilihis Investments, LLC (“Beilihis”) and (ii) Beilihis with respect to shares of Common Stock held by it. The principal address of Dr. Baileys and Beilihis is 30691 Hunt Club Drive, San Juan Capistrano, California 92675.

The business of (i) Beilihis Investments, LLC is an investor, and (ii) Dr. Baileys is a private investor and serves as the managing member of Beilihis. Dr. Baileys also serves as a director of SunLink Health Systems, Inc.

Neither Dr. Baileys nor Beilihis has been convicted in a criminal proceeding during the last five years and neither has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Dr. Baileys is a citizen of the United States. Beilihis is a California limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

All shares of the Issuer’s Common Stock held by Dr. Baileys were purchased with Dr. Bailey’s personal funds and a gift from a family trust. All of the Issuer’s Common Stock held by Dr. Baileys were purchased through open market purchases, or purchased or transferred between entities owned by Dr. Baileys, except for 41,741, 51,841, and 8,000 shares acquired by Dr. Baileys upon the exercise of Issuer warrants on April 20, 2004, 7,500 shares acquired upon the exercise of Issuer stock options on February 23, 2011 and 348,400 shares purchased in a private transaction on July 28, 2011. At the present time, Dr. Baileys has 22,107 options to purchase Common Stock of the Issuer that are currently exercisable or exercisable within 60 days.

All shares of the Issuer’s Common Stock held by Beilihis were purchased with working capital of Beilihis. All of the Issuer’s Common Stock held by Beilihis were purchased through open market purchases, or purchases or transfers between entities controlled by Dr. Baileys, except for 51,841 shares acquired upon the exercise of Issuer stock options on April 20, 2004.

Item 4.	Purpose of Transaction.

Dr. Bailey’s beneficial ownership of the Issuer’s Common Stock has changed by greater than one percent due to his acquisitions of the Issuer’s shares, including his purchase of 348,400 shares of the Issuer’s Common Stock in a private placement transaction that closed on July 28, 2011. Of the 348,400 shares of the Issuer’s Common Stock that were purchased by Bailey’s in the Private Placement, 110,000 were purchased by Dr. Bailey’s directly, 60,000 were purchased by two trusts (30,000 by each trust) over which Dr. Bailey’s has voting and dispositive power (the “Trusts”) and 178,400 were purchased by Dr. Bailey’s personal IRA (the “IRA”).

Beilihis’ beneficial ownership of the Issuer’s Common Stock has changed by greater than one percent due to its acquisitions of the Issuer’s shares, including its purchase of 291,080 shares of the Issuer’s Common Stock in a private placement transaction that closed on July 28, 2011.

Except for plans of the Issuer, if any, to which Dr. Baileys may be privy by reason of his status as a director of the Issuer, Dr. Baileys personally has no current plans to engage in, cause or participate with others in, any acquisition or disposition of additional securities of the Issuer, any extraordinary corporate transaction or the sale of a material amount of assets of the Issuer or any of its subsidiaries or any change in the present board of directors or management of the Issuer or any other transaction contemplated by Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)

(1) Dr. Baileys beneficially owns 1,247,884 shares of the Issuer’s Common Stock. Of those 1,247,884 shares, (i) 374,895 shares are held directly by Dr. Baileys, (ii) 100,000 shares are held by certain trusts established for the benefit of certain relatives of Dr. Baileys (defined above as the Trusts), (iii) 565,682 are held by Beilihis, of which Dr. Baileys is the managing member, (iv) 180,000 are held by Dr. Bailey’s IRA, and (v) 5,200 are held by an irrevocable trust in which Dr. Baileys is the sole trustee (the “Estate Trust”). As of September 30, 2011, Dr. Baileys also holds 22,107 options to purchase the Issuer’s Common Stock that are currently exercisable or exercisable within 60 days. Dr. Bailey’s spouse owns 1,600 shares over which Dr. Bailey’s has no voting or dispository authority, and claims no beneficial interest. Assuming full conversion of Dr. Bailey’s stock options, Dr. Baileys beneficially owns approximately 13.16% of the Common Stock of the Issuer, as determined in accordance with Rule 13d-3(d)(1).

(2) Beilihis beneficially owns 565,682 shares of the Issuer’s Common Stock. Dr. Baileys is the managing member of Beilihis. Beilihis beneficially owns approximately 5.98% of the Common Stock of the Issuer, as determined in accordance with Rule 13d-3(d)(1). Dr. Baileys is the managing member of Beilihis.

(b)

(1) Dr. Baileys possesses sole voting and dispositive power with respect to all of the securities of the Issuer beneficially owned by him, Beilihis, the IRA, the Trusts, and the Estate Trust.

(2) Beilihis possesses sole voting and dispositive power with respect to all of the securities of the Issuer beneficially owned by it.

(c)

(1) Dr. Bailey’s beneficial ownership of the Issuer’s Common Stock has changed by greater than one percent due to certain acquisitions of the Issuer’s shares, including his purchase of 348,400 shares of the Issuer’s Common Stock in a private placement transaction that closed on July 28, 2011. In addition to the foregoing, since the time of the filing of the last amendment to this Schedule 13D on December 4, 2003, Dr. Baileys acquired 41,741, 51,841, and 8,000 shares upon the exercise of Issuer warrants on April 20, 2004, 25,000 in an open market purchase on November 26, 2008, 1,700 in an open market purchase on March 10, 2009, 3,000 shares in an open market purchase on June 25, 2009, 536 in an open market purchase on July 1, 2009, 4,428 in an open market purchase on July 21, 2009, 1,182 shares in an open market purchase on December 23, 2009, and 7,500 shares received upon the exercise of Issuer stock options on February 23, 2011.

(2) Beilihis’ beneficial ownership of the Issuer’s Common Stock has changed by greater than one percent due to certain acquisitions of the Issuer’s shares, including its purchase of 291,080 shares of the Issuer’s Common Stock in a private placement transaction that closed on July 28, 2011. In addition to the foregoing, since the time of the filing of the last amendment to this Schedule 13D on December 4, 2003, Beilihis acquired 51,841 shares upon the exercise of Issuer warrants on April 20, 2004.

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for Bailey’s relationship as a director of the Issuer, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 hereof and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Steven J. Baileys

October 5, 2011	/s/ Steven J. Baileys

Beilihis Investments, LLC

October 5, 2011	/s/ Steven J. Baileys
Steven J. Baileys, Managing Member